Exhibit 99.2

October 23, 2025

To:

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities Service Newfoundland and Labrador

Financial and Consumer Services Division (Prince Edward Island)

Office of the Superintendent of Securities (Northwest Territories)

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities Nunavut

We have read the statements made by Precision Drilling Corporation in the attached copy of change of auditor notice dated October 23, 2025, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements concerning PricewaterhouseCoopers LLP in the change of auditor notice dated October 23, 2025.

Yours very truly,

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

PricewaterhouseCoopers LLP

111-5th Avenue SW, Suite 3100, Calgary, Alberta, Canada T2P 5L3

T: +1 403 509 7500, F: +1 403 781 1825, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.